UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

In July 2024, Farmmi USA Inc (“Farmmi USA”), a wholly-owned subsidiary of Farmmi, Inc., a Cayman Islands company (the “Company”), formed Suppchains Group Inc (“Suppchains”), a California corporation. Farmmi USA owns directly 75% of the outstanding shares of Suppchains, with the remaining 25% owned by Ttone Trucking Inc, a California company owned by Hui Xu, an unrelated third party.

In October 2024, Suppchains formed a wholly-owned subsidiary, Suppchains Transport Inc (“Suppchains Transport”), a California corporation. Suppchains and Suppchains Transport will mainly conduct warehousing and logistics services business in the Company’s operational expansions in the U.S.

On November 4, 2024, the Company formed a new subsidiary, Zhejiang Famimi Biotechnology Co., Ltd. (“Famimi”), in Lishui, China, with the Company’s wholly-owned subsidiaries, Zhejiang Suyuan Agricultural Technology Co., Ltd and Lishui Farmmi E-Commerce Co. Ltd, owning 95% and 5%, respectively, of the equity of Famimi.  Famimi will primarily be focused on agricultural product export trading business for edible fungi and other agricultural products.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: November 12, 2024	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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